
PROCESSING
SEC MAIL
RECEIVED
FEB 2 8 2007
213
SECTION
WASH., D.C.



SEC ... MISSION

07003740

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focalpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Boulevard, Suite 1270
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nishen Radia (310) 405-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nishen Radia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focalpoint Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nishen Radia
Signature

MANAGING DIRECTOR
Title



LYDIA T. ALVICH
Commission # 1614798
Notary Public - California
LOS ANGELES COUNTY
My Comm. Expires Nov. 17, 2009

Lydia T. Alvich
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

FOCALPOINT SECURITIES, LLC

11766 WILSHIRE BOULEVARD, SUITE 1270

LOS ANGELES, CA 90025

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Focalpoint Securities, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Focalpoint Securities, LLC, as of December 31, 2006 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Focalpoint Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Focalpoint Securities, LLC as of December 31, 2006 and the results of its operations , changes in members' equity and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

FOCALPOINT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalent		$ 865,948
Accounts receivable		8,844
Prepaid expenses		11,252
Furniture and fixtures net of depreciation of $2,642		22,323
Long term investment		100,000
TOTAL ASSETS		$ 1,008,367

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 250,074
Accrued salaries and wages		8,845
California income tax payable		6,800
TOTAL LIABILITIES		265,719
MEMBERS' EQUITY		
Capital	$ 88,231	
Retained earnings	654,417	742,648
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 1,008,367

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Securities	$ 3,382,938
Investment banking	23,000
Service revenue	330,000
Other income	27,041
TOTAL REVENUES	3,762,979
DIRECT COSTS	
Project related outside consultants	32,500
Project related success fees	109,002
TOTAL DIRECT COSTS	141,502
OPERATING EXPENSES - see page 8	1,913,394
INCOME BEFORE INCOME TAX PROVISION	1,708,083
INCOME TAX PROVISION	6,800
NET INCOME	$ 1,701,283

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	$ 51,006	$ (31,952)	$ 19,054
Capital Contribution	37,225		37,225
Net Income		1,701,283	1,701,283
Capital Distribution	0	(1,014,914)	(1,014,914)
Balance, December 31, 2006	$ 88,231	$ 654,417	$ 742,648

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 1,701,283
Depreciation and amortization	2,642
Changes in operating assets and liabilities:	
Other receivable	(7,120)
Employee advance	110
Prepaid expenses	(11,252)
Accounts payable and accrued liabilities	249,442
Accrued salaries and wages	1,570
California income tax payable	5,100
Net cash used in operating activities	1,941,775
Cash Flows from Investing Activities:	
Purchases of property and equipment	(24,966)
Long term investment	(100,000)
Cash Flows for Investing Activities	(124,966)
Cash Flows from Financing Activities:	
Contribution of capital	37,225
Distribution of capital	(1,014,914)
Cash Flows for Financing Activities	(977,689)
Net increase in cash	839,120
Cash at beginning of year	26,828
Cash at end of year	$ 865,948

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 1,700

See Accompanying Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a California limited liability company with offices in Sherman Oaks, California.

The Company was organized in 2004 to conduct business in merging acquisitions beginning in April 2005.

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 fee.

NOTE 2 – COMMITMENTS

The Company subleases on a month to month basis. General overhead such as rent, utilities, telephone, etc. is paid by a related company.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 9.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Focalpoint Securities LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Information relating to possession or control requirements in not applicable to Focalpoint Securities, LLC as the Company is exempt under Rule 15c3-3 (k)(1).

ELIZABETH TRACTENBERG
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Focalpoint Securities, LLC
Los Angeles, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

FOCALPOINT SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES

Advertising and marketing	$ 44,859
Broker dealer related fees	7,814
Computer expenses	16,613
Conferences and sponsorships	6,695
Contract labor	10,246
Cost of reimbursable expenses	33,713
Depreciation	2,642
Dues and subscriptions	8,881
Insurance	18,450
Legal and professional fees	99,461
Licenses and fees	1,649
Office expenses	20,816
Postage	2,463
Printing	3,454
Profit sharing	193,296
Rent	51,133
Salaries, wages and related expenses	1,328,204
Telephone	21,075
Travel	8,958
Website design	7,500
All other expenses	25,472
Total Operating Expenses	$ 1,913,394

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 742,648
Nonallowable assets		
Other receivable	$ 8,844	
Prepaid expenses	11,252	
Furniture and fixtures net of depreciation of $2,642	22,323	
Long term investment	100,000	(142,419)
NET CAPITAL		$ 600,229
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 17,715
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
EXCESS CAPITAL		$ 595,229
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 573,657
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 265,719
Percentage of aggregate indebtedness to net capital		44%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 616,402
VARIANCE -	
Other receivables - non allowable	
Accrued expenses	(16,170)
Rounding	(3)
NET CAPITAL PER AUDITED REPORT	$ 600,229

See Accompanying Notes to Financial Statements

PART II

FOCALPOINT SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Focalpoint Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Focalpoint Securities, LLC for the year ended December 31, 2006, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and Federal Reserve comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

415 NORTH CAMDEN DRIVE, SUITE 2[illegible], BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG
WWW.TRACTENBERG.NET

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2007

END